UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

May 30, 2024

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In the Matter of

Hand in Hand Metaverse Marriage Technology Co., Ltd
Genesis Building, 5th Floor,
Genesis Close, P.O. Box 446
KY1-1106
Cayman Islands

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 377-06790

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Hand in Hand Metaverse Marriage Technology Co., Ltd filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Hand in Hand Metaverse Marriage Technology Co., Ltd has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on May 30, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Larry Spirgel
Office Chief